Exhibit 99.60

Bitfarms Announces Memorandum of Understanding for 200 Megawatts (“MW”) of Electricity in South America at Average Price of US$0.02 per kWh

Toronto, Ontario and Brossard, Québec (October 26, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV: BITF) is pleased to announce that it has signed a non-binding memorandum of understanding (“MOU”) with a private energy producer to secure exclusive use of up to 200 MW of electricity in South America at an average price of US 2 cents per kilowatt hour (“kWh”).

200 MW of Low-Cost Electricity in South America

Under the terms of the non-binding MOU, Bitfarms will be provided with up to 200 MW of electricity capacity with no deposits nor any purchase commitments. The direct price of the electricity will average US 2 cents per kWh. The first 60 MW of power is to be provided from an existing power plant which allows for a low incremental cost of electrical infrastructure required to be made by the Company. Bitfarms is in discussions with local engineering and project management firms to develop initial capital investment cost estimates to operationalize the first 60 MW of mining infrastructure.

Emiliano Grodzki, Interim CEO of Bitfarms, commented, “At 2 cents per kWh, even the previous generation Bitmain S9 mining rig produces approximately the same gross mining margin before amortization costs as the newer Bitmain S17+ at 4 cents per kWh under current Bitcoin mining market conditions. This simple comparison demonstrates the significant competitive advantage that results from having access to a large amount of low-cost power.”

“As previously announced, during the second fiscal quarter of 2020, Bitfarm’s average cost of electricity to mine a Bitcoin (in USD) was US$5,075”, noted Mr. Grodzki.  “Under the terms of the MOU and under the same prevailing conditions, our cost would have been about half which would be about US$2,538 per Bitcoin before amortization of infrastructure costs.  This simple example demonstrates the significant competitive advantage that results from having access to a large amount of low-cost power.  At this level, this would make Bitfarms one of the most low-cost Bitcoin miners in the world.”

Mr. Grodzki added, “Securing the lowest electricity cost possible, without the need for capital intensive deposits and long-term purchase commitments, in a jurisdiction without heavy tariffs on mining equipment, is vital to Bitfarms’ strategic goals of long-term sustainability and global market leadership. We are extremely pleased to have taken this important step to potentially secure 200 MW of electricity at globally competitive rates and look forward to operationalizing it in the near to medium term.”

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates five computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial-scale data centre operators and capital markets professionals, focused on building infrastructure by developing and hosting one of the industry’s most efficient ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

L. Geoffrey Morphy

+1.647.500.7440

gmorphy@bitfarms.com

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others; the ability to enter into a binding agreement in respect of the MOU on the terms as announced or at all, and to implement the capital infrastructure on terms which are economic and successfully operate the computing centre in a foreign jurisdiction; risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.